AMCORE FINANCIAL, INC.



Success Stories



SUMMARY ANNUAL REPORT 2002

At AMCORE Financial, we believe that leadership is vision, knowledge is power and success is 90% pure effort. Ours is an environment that values creative thinking, innovative solutions and, above all else, teamwork. In 2002, this shared vision resulted in 16% loan growth, 14% deposit growth, improved cost of funds, improved asset quality and off-the-charts mortgage volume. That's the big story. There are many stories that contributed to our success, and with this summary annual report, we are proud to share a few of them with you...

Success Stories

Kenneth E. Edge. "Growing up in the Midwest, I learned early on in life the importance of values and the strength of teamwork. My family had a dairy farm in southwestern Wisconsin, and we all knew we had a job to do and we relied on one another to overcome any challenges in completing our day's work. The same holds true for any business today. Hard work, commitment and a shared sense of values lead to success.

"At AMCORE our corporate culture is built upon honesty, caring, respect and responsibility to our shareholders, customers, communities and employees. When I first started my career at AMCORE 33 years ago, we had one location and $100 million in assets. Today, AMCORE has 65 locations in three states with $4.5 billion in banking assets and $4.6 billion in investment assets under administration. Success like this doesn't happen overnight, but instead is built day-by-day, year-by-year, by dedicated, experienced people committed to excellence and sharing a common vision. Over the years I've been asked to wear many different hats. One common theme has been part of every job, especially my current one as Chairman, President and CEO: Action is critical to any plan. What we accomplish together as a team ultimately determines our success."



Executive Committee (From left to right)
First row: **Joseph B. McGougan**, President & CEO, AMCORE Mortgage, Inc.; **Eleanor F. Doar**, Senior Vice President & Corporate Marketing Director.
Second row: **John R. Hecht**, Executive Vice President & CFO; **Kenneth E. Edge**, Chairman, President & CEO; **James S. Waddell**, Executive Vice President & CAO.
Third row: **David W. Miles**, President & CEO, AMCORE Investment Group, N.A.; **Bruce W. Lammers**, Executive Vice President & Commercial Manager.

"As AMCORE moves forward, I am committed to making action the hallmark of my tenure as Chairman, President and CEO, not at the expense of planning, but in pursuit of well-conceived and well-executed strategies that lead to success."

Kenneth E. Edge

Ken's Story: Shared Values Lead To Success.



Dear Shareholders:

2002 was a year of record earnings and important accomplishments that enhanced near- and long-term prospects. Financial performance in our core business improved and increased core deposits lowered our cost of funds. Our expanding strategic presence in key markets along the I-90 corridor between Chicago's suburbs and central Wisconsin surpassed projections, prompting AMCORE's Board of Directors to accelerate the expansion program. As new branches open, revenue growth is expected to increase, enhancing both financial performance and shareholder value.

Achieving record results takes teamwork, shared values and clear goals. In 2002, AMCORE's key initiatives – branch expansion, deposit generation, loan growth and credit quality – unified our employees and drove the timely, quality services that attracted customers, making it easy for them to do business with us.

Financial performance

Record earnings per share in 2002 were $1.75, a 7 percent increase from $1.64 per share in 2001. Net income in 2002 was also a record $43.5 million, a 3 percent increase from $42.2 million in 2001. Net interest income increased 9 percent to $130.8 million in 2002 compared to $119.9 million in 2001. Strong loan growth and a 24 percent decrease in funding costs contributed to the increase.

Net interest margin – one of the most important measures of bank performance improvement – increased 11 basis points to 3.53 percent in 2002, from 3.42 percent in 2001. Margin performance in first quarter 2003 is expected to continue improving as a result of active balance sheet management and disciplined loan and deposit pricing.

Branch expansion

Achieving record results despite expenses associated with aggressive branch expansion is a source of pride to AMCORE employees. Since the branching program began in 2001, nine new locations had opened by year-end 2002 in the Chicago northwestern suburbs, Rockford and Madison. New branch performance consistently exceeded expectations, adding $234.2 million in loans and total deposits of $67.4 million at December 31, 2002. The earnings dilution of branch start-up costs was less than expected for the year at $0.04 per share. In 2003, we expect earnings dilution of between 10 to 15 cents per share. Yet, even with the branch expansion costs, we anticipate 2003 earnings growth from continued improvements in our core business performance. In 2004 and beyond, we expect positive earnings accretion from our branch expansion initiative. Our strategic shift to higher growth markets should accelerate revenue growth over the long term.


$1.80
$1.65
$1.50
$1.35
$1.20
$1.36
$1.40
$1.58
$1.64
$1.75
1998
1999
2000
2001
2002
Diluted Earnings per Share

Generating deposits

AMCORE's community banking markets remain vital to our success. Strong well-established markets play a key role in our ability to generate deposits and deposit referrals across business lines. As we add full-service retail branches in our new markets, deposit generation is expected to increase. For example, AMCORE's new, full-service branch in St. Charles met its first-year deposit goal of $10 million within six weeks of its opening. In 2002, AMCORE's total deposits grew to $3.3 billion, an increase of 14 percent, or $401 million compared to a year ago.

Serving the middle-market

AMCORE's strong results reflect its success in serving middle market customers – both consumers and businesses. Middle market customers value tailored products and personalized services, both top priorities at AMCORE.

Ending loan balances grew 16 percent from a year ago to $2.9 billion in 2002. The growth came from increases of $295.7 million in commercial lending, driven by AMCORE's expansion into the suburban Chicago and Madison, Wisconsin, markets and $110.8 million in consumer loans, primarily indirect automobile lending.

A look back, a look ahead

2002 was also a year of change in investor confidence and corporate governance. AMCORE welcomes the positive changes that have emerged and has reexamined and strengthened its corporate governance standards.

Along with our considerable accomplishments in 2002, there were many changes. Robert J. Meuleman, former chairman and CEO, retired after more than 20 years of service with AMCORE. I would like to take this opportunity to thank him for his dedication and loyalty to AMCORE. During his term as CEO beginning in 1996, AMCORE significantly increased its banking assets and more than doubled its investment assets under administration. He also assembled an experienced management team that positioned the company for future growth.

As we move forward in 2003, we will continue investing in markets we believe will offer the best returns on our capital, create opportunities to improve financial performance, and add value for our shareholders. Every AMCORE employee is deeply committed to continued achievements that should result in solid success for 2003.

Kenneth E. Edge
Chairman, President and Chief Executive Officer
AMCORE Financial, Inc.


3.6%
3.5%
3.4%
3.3%
3.2%
3.53%
3.55%
3.29%
3.42%
3.53%
1998
1999
2000
2001
2002
Net Interest Margin

AMCORE's Perryville Branch and The Grand Victorian Retirement Village are within a mile of each other. Like any neighborhood, they share many common traits and values – honest, friendly people who take pride in their homes and enjoy each other's company.

Branch Manager, Tom Foss, gave Denise Wessman, Grand Victorian Activity Director, a friendly call to welcome her to the neighborhood. Beth Anderson, Personal Banker, and Kristi Swanson, Ambassador Club Director, soon followed. Casual chit-chat among the three made it apparent that they could benefit from more of each other's company. Beth and Kristi became frequent visitors, bringing with them ice cream, Golden Dollar Bingo and their knowledge of products tailored for those over 55. "The residents absolutely LOVED it!" exclaimed Denise. "What started off as an informal get together has grown into a wonderful relationship. The residents enjoy the activities and seeing Beth and Kristi. Both encourage a sense of trust and bonding that most banks don't have time for these days."



From Tom's perspective: "The residents come from a time when you knew not only the name of your banker, but their spouse and kids. In a sense we've revived that way of doing business. They've extended us their trust and business, and in return, we do everything we can to earn and keep their confidence."

"Our friendship began with a friendly game of bingo and grew over a dish of ice cream. Like any new neighbors, we enjoyed getting acquainted. People are so busy these days! It's nice AMCORE took the first step to bring us together."

Eugene Fink, Grand Victorian Resident

Bingo And Ice Cream Socials Lead To Deposits.



Being in the right place with the right product at the right time is equal parts planning, experience and perseverance. Sometimes it means knowing which product will fit the customer's needs best. In other instances, it's making the right contact at the right time.

Throughout 2002, AMCORE employees embraced a company-wide initiative to increase deposits, which grew 14 percent to $3.3 billion, an increase of $401 million. Personal initiative, strong products and an easy-to-use company-wide referral system drove their success across all lines of business.

Always, always ask

The cornerstone of AMCORE's deposit initiative is always asking customers for their primary personal checking account business. Supported by a free-checking direct mail promotion that was distributed extensively in all of AMCORE's markets, average balances across the entire free-checking portfolio increased 118 percent, exceeding internal performance goals by 50 percent. At December 31, 2002, there were 50,253 free-checking accounts with ending balances of $111.3 million.

Primary checking accounts are key to AMCORE's strategy to develop new customers and deepen existing customer relationships. Studies show most customers believe the bank that has their checking account is their primary bank, making it easier to broaden and strengthen the customer bond with additional banking services, investment products, and mortgages.

AMCORE also is attracting new personal deposits by promoting products and services to carefully selected target audiences. AMCORE's Ambassador Club is an excellent example of tailoring products to the customers, in this case individuals 55 years of age and older. AMCORE's Perryville branch developed a strong Ambassador relationship with the nearby Grand Victorian Retirement Village. Instead of waiting for the customers to come to the bank, the bank went to the customers, making it easier for them to bank with AMCORE. In the 18 months since the deposit initiative was started, AMCORE's Ambassador Club has grown from 12,500 households and $778 million in deposits in May 2001, to 15,250 households and $910 million in deposits at December 31, 2002.

Inside Advantage, AMCORE's bank at work program, also takes products and services to the customers, including those on all three shifts of one Rockford business. Beginning in June 2002, AMCORE personal bankers and branch managers talked to employees of 344 businesses about the advantages of direct deposit, checking, savings and other


$142
$138
$134
$130
$126
$132.74
$141.33
$134.00
$127.93
$137.63
1998
1999
2000
2001
2002

Net-Interest Income – FTE
(millions)

services. As a result of an active calling program, 111 new businesses were added. AMCORE Inside Advantage now has 446 participating companies and consists of 1,755 households with $24 million in deposits and $42 million in consumer loans as of December 31, 2002.

Teamwork increases deposits

Attracting commercial deposits is equally important to AMCORE's focus on deposit growth. Here again, teamwork, dedication and putting the customers first resulted in a 19 percent increase in commercial deposits from $762 million in 2001 to $904 million in 2002.

Working closely together, cash management officers and commercial relationship managers made a joint call on a business in McHenry County that had a credit relationship with AMCORE. After one commercial relationship manager introduced the cash management officer, AMCORE was able to win not only the deposit account for the business, but personal deposit accounts for the owners as well. The winning difference came down to teamwork, expertise, and offering the full array of products growing businesses need, ranging from conventional escrow management and property exchange accounts, to cash management services and AMCORE *Online!* for Business.

In fall 2002, AMCORE launched a free business checking product in the Wisconsin markets that generated $5 million in deposits. In 2003, the product is being introduced to the Illinois markets.

While the products AMCORE offers are important to meeting customers' needs, it is the service and the expertise of AMCORE employees that make the difference every day. When a local hospital wanted help cleaning coins discolored in a lobby fountain, AMCORE helped. The quick response and can-do attitude for this simple task led to a sizeable deposit account relationship. Every day AMCORE employees demonstrate that employees and their commitment to quality service make the difference in attracting and keeping customers.


$3.4
$3.2
$3.0
$2.8
$2.6
$2.95
$3.02
$3.14
$2.89
$3.29
1998
1999
2000
2001
2002
Ending Deposits
(billions)

Pierce's Pick and Save is an icon in the Baraboo, Wisconsin, area. Three years ago, Pierce's awarded AMCORE their commercial deposit accounts. Since then, AMCORE's relationship has grown right along with the number of Pierce's stores, due to the efforts of AMCORE's Cash Management Relationship Manager, Kim Kieck, Baraboo Pick and Save In-Store Branch Manager, Jan Bonham, and Investment Manager, Jason Schwieder. The brother and sister co-owners, Dave and Angie Pierce, use AMCORE's Inside Advantage, a bank-at-work program for their employees, as well as a variety of products for their business and personal financial needs.

Jeff Mauer, President of Pierce's Super Markets, Inc., emphasizes the importance of a strong banking relationship for a growing business: "AMCORE stays in touch and listens. When we were ready to build in Fox Lake, AMCORE was an able and willing partner."



Alan Langeteig, AMCORE Baraboo Market President, said, "The project was very exciting. Pierce's had a new hybrid store concept that included a convenience store, gas station, laundromat, and Subway – everything vacationers and local residents need under one roof. It was a thrill to help them bring their idea to life."

In growing communities across the Midwest, AMCORE has become a trusted financial advisor and partner to our customers; eager to help them grow, succeed and achieve their financial goals.

"We've been providing groceries to the Baraboo area for four generations. You don't enjoy longevity like that without a foundation of strong relationships - our bank included. Last year, when we were ready to expand, AMCORE was there to help."

Angie Pierce, Owner

Meeting The Needs Of Growing Businesses.



When a manufacturing company in the Chicago suburbs needed to expand, company managers looked for a bank that was big enough to offer innovative products to meet their needs as they grew, yet wasn't too large to deliver the responsive, personal service they wanted. As a mid-size bank, AMCORE fit their needs perfectly. AMCORE makes it easy for mid-size businesses to access strong financial products and knowledgeable bankers who understand the needs of their businesses.

Mid-size business owners value one-on-one attention and look for creative banking solutions to meet their financial needs. AMCORE commercial relationship managers are experts at partnering with business customers and helping them reach their financial and business goals.

Doing what is best for the customer has made AMCORE a market leader among mid-size businesses and middle market consumers. Typically family-owned, or closely held, mid-size businesses have sales between $5 million and $50 million and borrowing needs of $1 to $10 million. Middle market consumers are typically 35-to-54 years old with incomes between $30,000 to $99,999 and are frequent users of credit products such as home equity loans, mortgages, new and used car loans and personal loans.

Measurable growth

AMCORE's success in meeting the needs of its customers led to a 16 percent increase in loans in 2002 compared to a year ago. The growth came from increases of $295.7 million in commercial lending, driven by AMCORE's expansion into the Chicago suburbs and Madison, Wisconsin, markets and $110.8 million in consumer loans, primarily indirect automobile lending.

AMCORE adds value to customer relationships by being flexible in creating financial solutions to meet their changing needs throughout their business and personal lives. Whether it's a new business needing help managing its cash flow, or an established business looking for an expansion loan, AMCORE tailors products for each stage of their growth.



$3.0
$2.8
$2.6
$2.4
$2.2
$2.45
$2.75
$2.63
$2.48
$2.88
1998
1999
2000
2001
2002

Ending Loans
(billions)

Business products that fit

Meeting the needs of mid-size business customers often means looking beyond conventional loans to deliver solutions from sources both within and outside of AMCORE. A manufacturing company in one AMCORE market needed customized assistance when it decided to sell one of its business lines. AMCORE responded with a plan that combined a traditional term loan, a line of credit, a Small Business

Administration 504 loan and arrangements for seller financing to reduce the debt associated with the business line. No single product alone could have met the customer's need, but together, they were a winning solution.

Resourcefulness and putting customer needs first has made AMCORE a leader in Small Business Administration lending. For the fourth consecutive year, AMCORE ranked as one of the top two Illinois banks in the SBA program. AMCORE is a SBA Preferred Lender in both Wisconsin and Illinois, which means AMCORE can make its own lending decisions locally, without referring to a regional SBA office. This improves response time and allows AMCORE to give customers a timely answer to their loan requests.

In addition to SBA programs, AMCORE has products that can help businesses improve cash flows. Business customers can access cash for their receivables on a daily basis through AMCORE's Business Manager program, which helps them to take advantage of supplier discounts, increase sales or even offer convenient payment terms to their own customers.

Finding a niche

An important business group of customers is automobile dealerships, who participate in AMCORE's indirect automobile lending program. Auto dealerships can offer their customers car loan applications and timely approvals through AMCORE, thanks to its advanced underwriting system. This streamlined system has made AMCORE a provider in indirect automobile lending for more than 250 dealerships throughout Illinois, Wisconsin and Iowa.

AMCORE's indirect portfolio totals $506 million in assets. Loans in this portfolio have very similar characteristics, which we believe make the portfolio performance predictable and attractive to outside investors and offers AMCORE increased flexibility and liquidity in managing the bank's balance sheet. In any investor transaction, AMCORE maintains the servicing and retention of the customer relationship, and, by meeting the changing needs of its customers, AMCORE is better positioned to build profitable, long-lasting relationships.

"Moving from North Carolina to Illinois was quite a culture shock," says Sharon-Fay Lane. Finding the right bank to replace the 20 years of good service I received from my previous bank was not something I was looking forward to."



With 23 years experience in customer service, Sharon-Fay knows how to treat people. "I make my decisions to patronize businesses based on the service given as well as the products offered," Sharon-Fay said in a letter to AMCORE. Some nearby banks Sharon-Fay called lacked one important component to convince her she had found the right bank. "It was as if my call was an inconvenience, but it was a different story when I called AMCORE."

AMCORE Personal Banker Tami Boyd cheerfully and efficiently answered Sharon-Fay's questions. But it was Tami's comment at the end of their conversation that made Sharon-Fay take note. "We'd love to have your business," said Tami.

That settled it for Sharon-Fay. "I would rather drive across town and know I am going to receive dependable customer service than walk across the street and be treated poorly," she said.

"Tami conveyed the message that AMCORE wanted my business. I'm not a million dollar account holder, but AMCORE made me feel like I was and that made all the difference!"


"The only thing easy about
my move was the call
I made to AMCORE."

We'd Really Like Your Business.



Long-lasting, loyal customer relationships are built on more than just promises and handshakes. With trust and commitment, customers know that day after day, year after year, they can count on AMCORE to help them reach their life's financial goals.

Record breakers

With the lowest interest rates in decades, home sales reached an all-time high and an unprecedented number of homeowners refinanced. From a high in August, 2000 at 8 percent, 30-year fixed-rate mortgages dropped to as low as 6 percent in 2002, a 2 percent difference. Indeed, 2002 may well go down in the history books as the biggest refinancing year in AMCORE's history.

AMCORE Mortgage delivered a record-breaking $1 billion in applications and $718 million in closings in 2002. This was a 16.5 percent increase in applications and a 13.2 percent increase in closings above 2001. Of 2002's total closings, 74 percent were refinancings.

Winning partnerships

The real story behind the numbers, however, is more people could afford to buy a home. AMCORE offered customers a variety of mortgage loans from first-time homebuyer programs to jumbo mortgages. In 2002, AMCORE partnered with Freddie Mac and the City of Rockford to help low- and moderate-income families in Winnebago County become homeowners with innovative affordable mortgage products and effective first-time homebuyer counseling.

Since buying a home is such an information intensive process, other financial needs often surface during mortgage discussions. AMCORE mortgage loan originators often assist their customers in identifying other AMCORE products and services they may need.

For instance, mortgage customers open checking, savings and AMCORE *Online*! banking accounts after mortgage loan originators refer the homebuyers to personal bankers. A customer with a loan for a duplex apartment was referred to a business banker and opened new commercial loans, installment loans and a checking account. Taking care of customers professionally and making it easy for them to do business with AMCORE builds long-lasting profitable relationships.

Beyond banking

Another area of the company that extends the customer relationship beyond banking is AMCORE Investment Group, N. A., which offers trust, asset management, brokerage, employee benefit plan services and the Vintage family of mutual funds.



$720
$590
$460
$330
$200
$467.69
$270.40
$200.94
$634.21
$717.95
1998
1999
2000
2001
2002

Mortgage Volume
Loan Closings
(millions)

Although 2002 was a difficult year for the economy and the stock market, there were several success stories at AMCORE, thanks to prudent management and consistent investment philosophies. During a down market, the traits customers value most from their investment advisors are trust, confidence and accessibility.

AMCORE's Wealth Management Group used this year to hold more face-to-face meetings and helped their clients better understand the markets ups and downs. They emphasized the importance of balanced financial planning and sound investment strategies. Since the Wealth Management Group was formed three years ago, it has increased its number of account relationships by 31 percent.

Expert advisors

Throughout 2002, clients sought AMCORE's investment expertise, which led to increases in several services. AMCORE Investment Services, Inc., increased brokerage sales by 5.1 percent largely due to 401(k) rollovers and fixed annuity sales. During the first 18 months of introduction, fixed annuity products generated $8.6 million in sales.

AMCORE's Retirement Plan Services experienced an increase in the administration of 401(k) plans and now administers 250 plans with $600 million in plan assets and more than 18,000 participants. Business increases resulted primarily from service improvements and added fund selections. Commercial relationship managers also referred commercial customers who needed 401(k) plan services for their employees.

Investors Management Group in Des Moines, Iowa, generated a significant increase in business that necessitated a move to larger offices in West Des Moines where 56 employees from two former offices are now located. Public funds programs grew to include investment and administrative services for six programs in five states with $1.3 billion in assets under administration. The Charitable Development Group extended its services and held 14 investment management seminars in Iowa, Illinois and Wisconsin to help non-profit companies maximize their assets and manage their businesses. Due to the increase in 401(k) business, Pension Administration, which handles recordkeeping for the plans, now mails more than 18,000 statements within five to ten business days following the end of each quarter. By listening and responding to clients needs with timely, expert financial solutions, AMCORE has seen an increase in some of its asset management services despite the financial environment.


Other
1%
Equity
21%
Cash/
Money Market
33%
Fixed Income
45%

Investment Assets by Type
Managed Assets of $3.9 billion
as of December 31, 2002.
(Excludes bank portfolio of $1.1 billion.)

Thanks to a unique co-branding relationship, AMCORE now has 37 ATMs in Kelley Williamson Mobil gas stations in 15 communities across northern Illinois and southern Wisconsin. These new units complement AMCORE's existing network, bringing the total ATMs to 112.

Shawn Way, Retail Division Manager, summed it up: "This is our first co-branding effort, and we feel the fit is right. It has been a win-win for AMCORE and Kelley Williamson, and our customers benefit."



"We've experienced an increase in ATM usage since adding the AMCORE brand name," reported John Griffin, President and Treasurer for Kelley Williamson. "Now, my customers can access their cash, get gas, pick up the few things they need in the store and move on with the rest of their busy day."

AMCORE's strategy is to expand along the I-90 growth corridor and make it as easy as possible for people to fulfill their banking needs. Nationally, 57 percent of all consumer households use ATMs. The most frequent users are 18-to-34 year olds who are working, have children and are often taking them from place to place while running errands. In short, they have a real need for convenience from their bank.

"I never have 'just one thing to run out for,' its always three, four, and more added along the way! ATMs at the Mobil stations let me get it all done in one stop. Thanks to AMCORE, I can get through my list faster and back home sooner!"

Debra Marks, Customer

Making It Convenient To Do Business With AMCORE.


Banking Card

To grow, prosper and build shareholder value in the years ahead, AMCORE is building its strategic presence in high potential, growth markets today. In 2002, AMCORE increased its presence in key strategic markets along the I-90 corridor between Chicago, Illinois and Madison, Wisconsin, where growth opportunities and the potential for increased revenues are more significant. Since 2001, when the company first launched its key market expansion program, AMCORE has opened nine branches in new markets offering high concentrations of mid-size businesses and strong population growth, an ideal combination of critical components for increasing revenues and sustainable profitability long-term.

New markets, new opportunities

New locations include commercial offices on Madison's rapidly growing east side and in the Chicago suburbs of Schaumburg, Des Plaines, and Lincolnshire. New full service branches on Madison's west side and in the Illinois communities of Rockford, St. Charles and McHenry are thriving as well. By year-end 2002, these new branches contributed new loans of $234.2 million and new deposits of $67.4 million. Most new branches achieved profitability within the first twelve months, attesting to AMCORE's strategic market approach.

With such strong new branch performance, AMCORE's Board of Directors approved an additional $28 million capital investment to open nine additional branches in 2003. Four additional Illinois branches are already under construction in Algonquin, South Elgin and two sites in Rockford. To further sharpen its geographic focus and redirect capital to high growth markets along the I-90 corridor, AMCORE reached definitive agreements in fourth quarter 2002 for the sale of six Wisconsin branches. By year-end 2003, nearly 60 percent of AMCORE's locations, or 39 of its 67 branches, will be in rapidly growing markets along the I-90 corridor. These numbers reflect the expected branch sales scheduled to close late in first quarter 2003.

Knowing our strengths

AMCORE's branching strategy is succeeding, because AMCORE matches its strengths to the needs of high potential markets and enters those markets cost-effectively. When AMCORE identifies a new high potential market, it first looks for a seasoned commercial staff that knows the local market, then leases a well-located facility near a high concentration of mid-size businesses, and opens a limited service branch office. Typically these businesses have sales between $5 million to $50 million. They



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$189
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$178.16
$189.64
$186.26
$196.94
$201.08
1998
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2002

Net Revenues Including Net Securities Gains (millions)

have an array of needs that match AMCORE's strengths including business loans and cash management services, personal investment products, 401(k) retirement plans and AMCORE's Inside Advantage, an at work banking program. AMCORE also delivers responsive, personalized service and focuses on making it easy for customers to do business with AMCORE. Once the new limited service branch reaches profitability, usually within a year, AMCORE typically makes plans to build a full-service facility.

AMCORE's approach succeeds, because it is built on market knowledge and meets the underserved needs of growing mid-size businesses, where smaller banks lack capacity and larger banks focus on larger commercial customers.

Making banking convenient

Another key facet of the strategic approach is customer convenience. In addition to nine new branches, AMCORE established a co-branded partnership that provides ATM access in 37 Kelley Williamson Mobil station locations in 15 northern Illinois and southern Wisconsin communities. In addition to AMCORE's own 75 ATMs, these new locations offer customers greater access to no-fee banking transactions.

Community markets support growth

AMCORE's established community banking markets in Illinois and Wisconsin play a key role in the branching strategy by generating deposits to help fund the loan growth in the new markets. AMCORE's community market success supports expansion by providing a steady source of low cost funds, primarily transaction deposits. The community markets also maintain a strong presence in their markets through lending initiatives that support area businesses. Both new market expansions and established community markets play important complementary roles in AMCORE's ability to build shareholder value, both today and tomorrow.

Location	Population (3 Mile Radius)	5 Year Projected Population Growth (3 Mile Radius)	Median Household Income (3 Mile Radius)	Mid-size Business (10 Mile Radius)	Date Opened
Schaumburg	86,178	3.2%	$68,467	3,608	1/29/02
Des Plaines	87,606	3.2%	$63,950	5,286	11/18/02
Lincolnshire	40,011	9.6%	$115,642	2,231	9/23/02
Madison*	253,450	4.4%	$50,479	996	1/22/02
St. Charles	42,362	10.2%	$80,697	1,072	11/12/02
McHenry	26,263	13.9%	$61,970	447	11/18/02

*Madison reflects city wide population figures and includes four branches.

Financial Highlights



$4.75
$4.50
$4.25
$4.00
$3.75
$4.15
$4.35
$4.24
$4.02
$4.52
1998
1999
2000
2001
2002

Total Ending Assets
(billions)



1.2%
1.1%
1.0%
0.9%
0.8%
1.08%
1.03%
0.99%
1.04%
1.02%
1998
1999
2000
2001
2002

Return on Assets
(excluding merger & other charges)



14.00%
13.50%
13.00%
13.97%
13.57%
13.68%
13.67%
13.71%
1998
1999
2000
2001
2002

Return on Realized Equity

*Average realized equity excludes the average impact of unrealized gains and losses that are otherwise included in other comprehensive income.

Financial Highlights

(In thousands, except per share data)	2002	2001	Change
Operating Results:			
Net interest income	$ 130,768	$ 119,873	9.1%
Provision for loan losses	12,574	16,700	(24.7%)
Non-interest income	70,312	77,066	(8.8%)
Operating expense	131,015	123,635	6.0%
Pre-tax income	57,491	56,604	1.6%
Net income	$ 43,471	$ 42,243	2.9%
Basic earnings per share	$ 1.76	$ 1.66	6.0%
Diluted earnings per share	1.75	1.64	6.7%
Dividends per share	0.64	0.64	0.0%
Average common shares outstanding	24,701	25,490	(3.1%)
Average diluted shares outstanding	24,911	25,730	(3.2%)
Performance Ratios:			
Return on realized equity*	13.71%	13.67%	
Return on average assets	1.02%	1.04%	
Net interest margin	3.53%	3.42%	
Leverage ratio	7.82%	7.84%	
Year End Balances:			
Total assets	$ 4,520,714	$ 4,021,847	12.4%
Gross loans	2,883,717	2,477,193	16.4%
Total deposits	3,294,662	2,893,737	13.9%
Stockholders' equity	355,681	301,660	17.9%
Stock Price Information at Year End:			
Book value per share	$ 14.35	$ 12.26	17.0%
Market value per share	21.70	22.35	(2.9%)

AMCORE Financial, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share data)

As of December 31,

ASSETS	2002	2001
Cash and cash equivalents	$ 145,224	$ 134,244
Short-term investments	6,351	3,387
Loans and leases held for sale	79,893	101,831
Securities available for sale	1,173,461	1,087,702
Gross loans and leases	2,883,717	2,477,193
Allowance for loan and lease losses	(35,214)	(33,940)
Net Loans and Leases	2,848,503	2,443,253
Company owned life insurance	108,914	99,982
Premises and equipment, net	57,911	49,337
Goodwill	15,645	15,645
Foreclosed real estate	3,415	5,625
Other assets	81,397	80,841
Total Assets	$ 4,520,714	$ 4,021,847

LIABILITIES		
Deposits:		
Demand deposits	$ 1,372,446	$ 1,302,497
Savings deposits	135,720	122,185
Other time deposits	1,786,496	1,469,055
Total Deposits	3,294,662	2,893,737
Short-term borrowings	595,513	475,716
Long-term borrowings	185,832	268,230
Other liabilities	89,026	82,504
Total Liabilities	$ 4,165,033	$ 3,720,187

STOCKHOLDERS' EQUITY		
Preferred stock, $1 par value: authorized 10,000,000 shares; none issued	$ -	$ -
Common stock, $.22 par value: authorized 45,000,000; issued 29,785,861 in 2002, 29,739,393 in 2001; outstanding 24,788,510 in 2002, 24,602,505 in 2001	6,615	6,605
Additional paid-in capital	74,326	74,045
Retained earnings	351,247	323,615
Treasury stock and other	(97,566)	(102,304)
Accumulated other comprehensive income (loss)	21,059	(301)
Total Stockholders' Equity	$ 355,681	$ 301,660
Total Liabilities and Stockholders' Equity	$ 4,520,714	$ 4,021,847

AMCORE Financial, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

(In thousands)

Years ended December 31,

INTEREST INCOME	2002	2001
Interest and fees on loans and leases	$ 185,141	$ 204,866
Interest on securities	63,018	70,973
Interest on short-term investments	229	1,011
Interest and fees on loans and leases held for sale	4,740	4,537
Total Interest Income	$ 253,128	$ 281,387
INTEREST EXPENSE		
Interest on deposits	$ 92,420	$ 122,251
Interest on short-term borrowings	17,071	21,861
Interest on long-term borrowings	12,869	17,402
Total Interest Expense	$ 122,360	$ 161,514
Net Interest Income	$ 130,768	$ 119,873
Provision for loan and lease losses	12,574	16,700
Net Interest Income After Provision for Loan and Lease Losses	$ 118,194	$ 103,173
NON-INTEREST INCOME		
Trust and asset management income	$ 24,707	$ 26,878
Service charges on deposits	17,869	14,769
Mortgage revenues	7,940	8,482
Company owned life insurance income	5,684	5,249
Gain on branch sales	-	10,591
Other	11,609	11,400
Total Non-Interest Income, Excluding Security Gains (Losses)	$ 67,809	$ 77,369
Net security gains (losses)	2,503	(303)
OPERATING EXPENSES		
Personnel expense	$ 76,701	$ 69,570
Net occupancy expense	7,854	7,551
Equipment expense	7,807	7,980
Data processing expense	6,783	6,045
Professional fees	4,262	4,113
Amortization of intangible assets	141	2,103
Other	27,467	26,273
Total Operating Expenses	$ 131,015	$ 123,635
Income Before Income Taxes, Extraordinary Item & Accounting Change	$ 57,491	$ 56,604
Income taxes	14,020	14,382
Net Income Before Extraordinary Item & Accounting Change	$ 43,471	$ 42,222
Extraordinary item: Early extinguishment of debt (net of tax)	-	(204)
Cumulative effect of accounting change (net of tax)	-	225
Net Income	$ 43,471	$ 42,243

EARNINGS PER COMMON SHARE (EPS)		2002		2001
Basic EPS				
Income Before Extraordinary Item & Accounting Change	$	1.76	$	1.66
Extraordinary item: Early extinguishment of debt		-		(0.01)
Cumulative effect of accounting change		-		0.01
Basic net income	$	1.76	$	1.66
Diluted EPS				
Income Before Extraordinary Item & Accounting Change	$	1.75		1.64
Extraordinary item: Early extinguishment of debt		-		(0.01)
Cumulative effect of accounting change		-		0.01
Diluted net income	$	1.75		1.64
Dividends per Common Share		0.64		0.64
Average Common Shares Outstanding (In thousands)				
Basic		24,701		25,490
Diluted		24,911		25,730

		December 31, 2002	
CAPITAL (in thousands)		Amount	Ratio
Tier 1 Capital	$	343,253	9.95%
Tier 1 Capital Minimum		137,977	4.00%
Amount in Excess of Regulatory Minimum	$	205,276	5.95%

		Amount	Ratio
Total Capital	$	378,688	10.98%
Total Capital Minimum		275,954	8.00%
Amount in Excess of Regulatory Minimum	$	102,734	2.98%

Independent Auditors' Report

The Board of Directors and Stockholders
AMCORE Financial, Inc.
Rockford, Illinois

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of AMCORE Financial, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended (not presented herein); and in our report dated January 20, 2003, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

January 20, 2003
Chicago, Illinois

Annual Meeting & Stock Listing

The annual meeting of the stockholders will be held at 6:00 p.m. on May 6, 2003 at the Coronado Theatre, 314 North Main Street, Rockford, Illinois, 61101.

Common stock of AMCORE Financial, Inc. is traded on the National Market System of NASDAQ under the symbol "AMFI."

The stock transfer agent for AMCORE Financial, Inc. is:
Wells Fargo Bank Minnesota, NA
161 North Concord Exchange
South St. Paul, MN 55075
1-800-468-9716

A comprehensive presentation of the consolidated financial statements and management's presentation of the analysis of financial condition and results of operations can be found in the 2002 Annual Report on Form 10-K filed with the Securities Exchange Commission, which can be referenced at www.SEC.gov. and at www.amcore.com/sec. All shareholders have been provided the 2003 Notice of Annual Meeting, 2002 Proxy Statement and 2002 Annual Report on Form 10-K along with this Summary Annual Report.

AMCORE is an equal opportunity employer and supports affirmative action.

AMCORE Locations

In Illinois:

Belvidere Pacemaker Office & Drive-Up
401 Southtowne Drive
Belvidere, Illinois 61008

Carpentersville Office & Drive-Up
94 Kennedy Memorial Drive
Carpentersville, Illinois 60110

Crystal Lake Office & Drive-Up
5100 Northwest Highway
Crystal Lake, Illinois 60014

Des Plaines Office
1011 E. Touhy Avenue
Des Plaines, IL 60018

Dixon Office & Drive-Up
101 W. First Street
Dixon, Illinois 61021

Dixon Far North Office & Drive-Up
1400 North Galena Avenue
Dixon, Illinois 61021

Dixon Northside Drive-Up
212 North Hennepin
Dixon, Illinois 61021

Elgin Office & Drive-Up
1950 Big Timber Road
Elgin, Illinois 60123

Freeport Cub Foods Office
1512 S. West Avenue
Freeport, Illinois 61032

Lincolnshire Office
300 Tri-State International, Suite #180
Lincolnshire, IL 60069

North Alpine Cub Foods Office
6550 N. Alpine Road
Loves Park, Illinois 61111

McHenry Office & Drive-Up
4101 Shamrock Lane
McHenry, IL 60050

Mendota Office & Drive-Up
801 Washington Street
Mendota, Illinois 61342

Mendota Drive-Up
609 Eighth Avenue
Mendota, Illinois 61342

Oregon Office
122 North Fourth Street
Oregon, Illinois 61061

Peru Office
1810 Fourth Street
Peru, Illinois 61354

Peru Drive-Up
2022 Fourth Street
Peru, Illinois 61354

Peru EconoFoods Office
1351 38th Street
Peru, Illinois 61354

Princeton North Office & Drive-Up
1407 N. Main Street
Princeton, Illinois 61356

Princeton South Office & Drive-Up
815 S. Main Street
Princeton, Illinois 61356

Rock Falls Office & Drive-Up
941 First Avenue
Rock Falls, Illinois 61071

Alpine Village Office & Drive-Up
2510 S. Alpine Road
Rockford, Illinois 61108

Brynwood Office & Drive-Up
2705 N. Mulford Road
Rockford, Illinois 61114

Brynwood Hilander Office
2601 N. Mulford Road
Rockford, Illinois 61114

Colonial Village Office & Drive-Up
1480 S. Alpine Road
Rockford, Illinois 61108

Mulford Road Mortgage,
Investment Services & Private Banking
1021 N. Mulford Road
Rockford, Illinois 61107

North Main Hilander Office
3710 N. Main Street
Rockford, Illinois 61103

Perryville Office & Drive-Up
3201 N. Perryville Road
Rockford, Illinois 61114

Rural Hilander Office
1715 Rural Street
Rockford, Illinois 61107

Seventh Street Corporate Office
501 Seventh Street
Rockford, Illinois 61104

Sixth Street Drive-Up
920 Fourth Avenue
Rockford, Illinois 61104

South Main Office & Drive-Up
228 S. Main Street
Rockford, Illinois 61101

Roscoe Hilander Office & Drive-Up
4844 Hononegah Road
Roscoe, Illinois 61073

St. Charles Office & Drive-Up
2601 Oak Street
St. Charles, Illinois 60175

Schaumburg Office
1933 Meacham Road
Suite 110
Schaumburg, Illinois 60173

South Beloit Office & Drive-Up
640 Blackhawk Boulevard
South Beloit, Illinois 61080

Sterling Office & Drive-Up
302 First Avenue
Sterling, Illinois 61081

Woodstock Office & Drive-Up
225 W. Jackson Street
Woodstock, Illinois 60098

AMCORE Locations

In Wisconsin:

Argyle Office & Drive-Up
321 Milwaukee Street
Argyle, Wisconsin 53504

Baraboo Office & Drive-Up
1159 Eighth Street
Baraboo, Wisconsin 53913

Baraboo Pick - n - Save Office
615 Highway 136
West Baraboo, Wisconsin 53913

Belleville Office & Drive-Up
One W. Main Street
Belleville, Wisconsin 53508

Clinton Office
214 Allen Street
Clinton, Wisconsin 53525

Clinton Office & Drive-Up
500 Peck Avenue
Clinton, Wisconsin 53525

Dalton Office & Drive-Up
509 Main Street
Dalton, Wisconsin 53926

Darien Office & Drive-Up
218 N. Walworth Street
Darien, Wisconsin 53114

Darlington Office
155 Wells Street
Darlington, Wisconsin 53530

Kingston Office & Drive-Up
120 N. South Street
Kingston, Wisconsin 53939

Lodi Office & Drive-Up
713 N. Main Street
Lodi, Wisconsin 53555

Excelsior Drive Office & Drive-Up
8020 Excelsior Drive
Madison, Wisconsin 53717

Hilldale Office & Drive-Up
3609 University Avenue
Madison, Wisconsin 53705

Madison East Office
4600 American Parkway, Suite 202
Madison, Wisconsin 53718

Odana Office & Drive-Up
6698 Odana Road
Madison, Wisconsin 53719

Monroe Office
1625 Tenth Street
Monroe, Wisconsin 53566

Monroe Drive-Up
1919 Tenth Street
Monroe, Wisconsin 53566

Montello Office & Drive-Up
24 West Street
Montello, Wisconsin 53949

Mt. Horeb Office
100 S. First Street
Mt. Horeb, Wisconsin 53572

Mt. Horeb Drive-Up
1300 Business Hwy. 18-151 East
Mt. Horeb, Wisconsin 53572

New Glarus Office & Drive-Up
512 Highway 69
New Glarus, Wisconsin 53574

Portage North Office & Drive-Up
2851 New Pinery Road
Portage, Wisconsin 53901

Portage South Drive-Up
611 E. Wisconsin Street
Portage, Wisconsin 53901

Sauk City Office & Drive-Up
525 Water Street
Sauk City, Wisconsin 53583

Verona Office & Drive-Up
610 W. Verona Avenue
Verona, Wisconsin 53593

Westfield Office & Drive-Up
326 Second Street
Westfield, Wisconsin 53964

In Iowa:

Investors Management Group, Ltd.
1415 28th Street, Suite #201
Des Moines, Iowa 50312

AMCORE Investment Group, N.A.
1415 28th Street, Suite #201
Des Moines, Iowa 50312

AMCORE Financial Services Companies

AMCORE Consumer Finance Company, Inc.
501 Seventh Street
P.O. Box 1537
Rockford, IL 61110-0037
(815) 961-4946

AMCORE Bank, N.A.
501 Seventh Street
P.O. Box 1537
Rockford, IL 61110-0037
(815) 968-2241

AMCORE Investment Group, N.A.
AMCORE Financial Plaza
501 Seventh Street
P.O. Box 1537
Rockford, Illinois 61110-0037
(815) 961-7119

AMCORE Mortgage, Inc.
1021 N. Mulford Road
P.O. Box 1687
Rockford, Illinois 61110-0187
(815) 961-7200

AMCORE Investment Services, Inc.
501 Seventh Street
P.O. Box 1537
Rockford, Illinois 61110-0037
(815) 961-7049

Investors Management Group, Ltd.
1415 28th Street, Suite #201
Des Moines, Iowa 50312
(515) 244-5426

Directors of AMCORE Financial, Inc.

Paula A. Bauer
Vice President of Global Supply Chain Management
RAYOVAC Corporation

Karen L. Branding
Vice President
Busch Entertainment Corporation

Milton R. Brown
Retired Chairman & CEO
Suntec Industries

Paul Donovan
Executive Vice President & Chief Financial Officer
Wisconsin Energy Corporation

Kenneth E. Edge
Chairman, President & CEO
AMCORE Financial, Inc.

John A. Halbrook
Chairman of the Board & Chief Executive Officer
Woodward Governor Company

Frederick D. Hay
Retired Senior Vice President - Operations
Snap-on Incorporated

Norman E. Johnson
Chairman, President & CEO
CLARCOR, Inc.

William R. McManaman
Executive Vice President & Chief Financial Officer
Aurora Foods, Inc.

Jack D. Ward, Esq.
Reno, Zahm, Folgate, Lindberg & Powell
Attorneys

Gary L. Watson
President - Newspaper Division
Gannett Co., Inc.

Directors Emeriti of AMCORE Financial, Inc.

Carl J. Dargene
Chairman Emeritus
AMCORE Financial, Inc.

Robert A. Doyle
President
Yenom Development Company

Lawrence E. Gloyd
Retired Chairman & Chief Executive Officer
CLARCOR, Inc.

C. Roger Greene
Retired Chairman
Rockford Division
Borg-Warner Corporation

Robert A. Henry, M.D.
Retired President and
Chief Executive Officer
SwedishAmerican Corporation
President
Visioneering Group

Roger Reno, Esq.
Chairman Emeritus
AMCORE Financial, Inc.

Ted Ross
President
Ted Ross & Associates, Inc.

Executive Management Committee

Patricia M. Bonavia
Executive Vice President, Sales Director
& Chief Operating Officer
AMCORE Investment Group, N.A.
President
AMCORE Investment Services, Inc.

Lori M. Burke
Senior Vice President & Manager of
Human Resources & Corporate Skills
Development Center
AMCORE Bank, N.A.

Melvin H. Buser
Senior Vice President &
Chief Credit Officer
AMCORE Bank, N.A.

Eleanor F. Doar
Senior Vice President &
Corporate Marketing Director
AMCORE Financial, Inc.

Kenneth E. Edge
Chairman of the Board, President & CEO
AMCORE Financial, Inc.

James M. Hansberry
Senior Vice President &
Private Banking Manager
AMCORE Investment Group, N.A.

John R. Hecht
Executive Vice President &
Chief Financial Officer
AMCORE Financial, Inc.

Leon J. Holschbach
Senior Vice President &
Regional Market President
AMCORE Bank, N.A.

Bruce W. Lammers
Executive Vice President &
Commercial Manager
AMCORE Bank, N.A.
Executive Vice President
AMCORE Financial, Inc.

Joseph B. McGougan
President & CEO, AMCORE Mortgage, Inc.
Group Vice President
AMCORE Financial, Inc.

David W. Miles
President & CEO
AMCORE Investment Group, N.A.
Executive Vice President
AMCORE Financial, Inc.

Gregory Sprawka
Senior Vice President &
Director of Operations & Technology
AMCORE Bank, N.A.

James S. Waddell
Executive Vice President &
Chief Administrative Officer
Corporate Secretary
AMCORE Financial, Inc.

M. Shawn Way
Senior Vice President
& Retail Services Manager
AMCORE Bank, N.A.

Disclosure Statement

This summary annual report contains, and our periodic filings with the Securities and Exchange Commission and written or oral statements made by the Company's officers and directors to press, potential investors, securities analysts and others will contain, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby with respect to, among other things, the financial condition, results of operations, plans, objectives, future performance and business of AMCORE. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. These statements are based upon beliefs and assumptions of AMCORE's management and on information currently available to such management. The use of the words "believe", "expect", "anticipate", "plan", "estimate", "should", "may", "will" or similar expressions identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and AMCORE undertakes no obligation to update publicly any forward-looking statements in light of new information or future events.

Contemplated, projected, forecasted or estimated results in such forward-looking statements involve certain inherent risks and uncertainties. A number of factors – many of which are beyond the ability of the Company to control or predict – could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following possibilities: (I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new or existing competitors; (II) adverse state, local and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers; (IV) inability to carry out marketing and/or expansion plans; (V) ability to attract and retain key executives or personnel; (VI) changes in interest rates including the effect of prepayment; (VII) general economic and business conditions which are less favorable than expected; (VIII) equity and fixed income market fluctuations; (IX) unanticipated changes in industry trends; (X) unanticipated changes in credit quality and risk factors; (XI) success in gaining regulatory approvals when required; (XII) changes in Federal Reserve Board monetary policies; (XIII) unexpected outcomes on existing or new litigation in which AMCORE, its subsidiaries, officers, directors or employees are named defendants; (XIV) technological changes; (XV) changes in accounting principles generally accepted in the United States of America; (XVI) changes in assumptions or conditions affecting the application of "critical accounting policies"; and (XVII) inability of third-party vendors to perform critical services for the company or its customers.

AMCORE
FINANCIAL, INC.

501 SEVENTH STREET, ROCKFORD, ILLINOIS 61104 815-968-2241 www.AMCORE.com